UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of DECEMBER, 2005.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: December 1, 2005                    /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         December 1, 2005

3.       PRESS RELEASE

         The press release was released on December 1, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario, Alberta and Quebec Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         December 2, 2005.

                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

                         NEWS RELEASE - DECEMBER 1, 2005

          IMA ANNOUNCES PRELIMINARY METALLURGICAL RESULTS FROM NAVIDAD

IMA EXPLORATION (IMR-AMEX, IMA-V) is pleased to provide preliminary metallurgical results from its 100% owned Navidad silver project, located in Patagonia, Argentina. Metallurgical work completed to date on samples from the Navidad deposits has demonstrated that Navidad mineralization is amenable to concentration by simple, cost effective, and environmentally benign differential flotation processes. In addition to flotation testwork, the company is also currently investigating the production of silver metal through hydrometallurgical means from low-grade, high-recovery silver concentrates. Preliminary results from alkaline pressure oxidation followed by thiosulphate leaching of pyrite concentrate are highly encouraging and will be released once a sufficient number of tests have been completed to ensure repeatability. These tests are ongoing and are expected to take several months to complete.

Flotation testwork has been conducted to date on nine composite samples from Galena Hill, three samples from Navidad Hill, and two samples from Calcite Hill by G&T Metallurgical Services Ltd. of Kamloops B.C. (G&T), an ISO 9001:2000 accredited firm. Head grades from these composite samples as reported by G&T are shown in Table 1 below. The composite samples tested were constructed from intervals of quartered core at G&T where they were crushed and homogenized in preparation for metallurgical testing. All work was performed under the supervision of Tom Shouldice, P. Eng., General Manager - Operations at G&T. Peter Taggart, P.Eng, of P. Taggart & Associates Ltd., provided overall program direction, acting as IMA's representative. Both Tom Shouldice and Peter Taggart are designated Qualified Persons for results reported in this release under National Instrument 43-101 regulations.

CALCITE HILL

Limited flotation testwork on mineralization from Calcite Hill yielded excellent results. Two distinct styles of mineralization are present at Calcite Hill; the first contains abundant medium-grained galena and high lead values with moderate silver values. The second mineralization type contains native silver, argentite-acanthite, stromeyerite, and possesses high silver values with generally low lead and other base metal grades. Grind sensitivity tests on these samples indicated that optimal performance could be achieved with a relatively coarse grind of approximately 150 microns (K80). Comparative work index analyses suggest the Calcite Hill mineralization will be harder than that examined from the other Navidad deposits, yet still of moderate grindability with Bond Work Indices of 14 to 19 kWh/t.

Two composite samples (Calcite Hill 10a and 11a), corresponding to the two mineralization types, were submitted to G&T for testwork. Head grades of these composite samples, and the drillholes from which they were collected, are listed in Table 1.

Table 2 shows metallurgical results achieved from stable locked cycle flotation tests performed on these samples. The lead-rich sample (Calcite Hill 10a) yielded a very high quality lead concentrate containing 80.4% lead and 709 g/t silver at a lead recovery of 92% and silver recovery of 86%. The silver-rich sample (Calcite Hill 11a) produced a silver concentrate grading 10,500 g/t silver at a silver recovery of 88%.

NEWS RELEASE                                                    DECEMBER 1, 2005
IMA EXPLORATION INC.                                                      PAGE 2
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GALENA HILL

Mineralization at Galena Hill consists predominantly of fine-grained galena and pyrite with lesser amounts of sphalerite and chalcopyrite. Electron microprobe studies have shown silver to be contained within the lattice of both galena and pyrite, with the bulk of the silver present within pyrite. Flotation tests to date have focused on producing separate lead and silver (pyrite) concentrates through differential flotation. Primary grind sensitivity test results suggest that a nominal flotation feed approximating 80 microns K80 will provide adequate mineral liberation. The Bond work index of Galena Hill mineralization (NVGH-13) is 13.5 KWh/tonne, indicating that grinding power consumption will be modest.

Fourteen rougher and 37 open circuit cleaner tests were performed on the Galena Hill composite samples. The results of three locked cycle tests confirm data produced in the open circuit tests. Table 3 shows results achieved when subjecting three of the Galena Hill composite samples to locked cycle flotation test protocols. Figures 1 and 2 show the range of silver and lead results obtained by the many open circuit cleaner tests.

Lead metallurgical performance was generally good with 74 to 84% of the lead reporting to the lead concentrates which grade between 62.0 and 75.3% lead and include 386 to 968 g/t silver. Subsequent to galena flotation, a pyrite concentrate was produced that recovered 37 to 57% of the total silver and contains 1,083 to 3,546 g/t silver. Total locked cycle test silver recoveries (lead concentrate plus silver concentrate) range from 54 to 82%.

Ongoing work targeting improved silver recoveries includes additional flotation tests using alternate reagents, and mineralogical studies to identify distinct pyrite types present in concentrates and tails. The company is confident that with additional testwork, our highly skilled and experienced metallurgical team will unlock additional value at Galena Hill through improvements to metallurgical performance.

Scoping work is currently underway at SGS Lakefield to examine hydrometallurgical processes that may be used to produce silver metal from flotation concentrates at the Project site. This would allow the production of low-grade pyrite concentrates with consequently higher total silver recoveries and would result in silver metal being produced on-site. Silver recoveries as high as 93.2% have been obtained with batch flotation tests designed to maximize silver recovery at the expense of concentrate grade. Results from these hydrometallurgical studies will be released as they become available.

NAVIDAD HILL

Two distinct styles of mineralization from Navidad Hill were studied; head grades and the drillholes from which they were collected are listed in Table 1. Both types contain mixed sulfide and oxide mineralization, the first (NVNH-8a+b) was collected from drillholes intersecting stratigraphically-controlled mineralization on the northwest flank of Navidad Hill and the second (NVNH-9a) from structurally-controlled mineralization on top of Navidad Hill. Both samples contain high silver values (436 and 287 g/t Ag) but only the stratigraphically-controlled mineralization contains significant lead (3.11%
Pb). Flotation testwork on both samples produced a single bulk sulphide concentrate.

Table 4 shows the metallurgical results achieved from locked cycle tests performed on Composite samples 8a and 9a from Navidad Hill. Results show that silver recoveries of approximately 64 to 85% were achieved in concentrates grading from 10,449 to 12,246 g/t silver. Considering the oxidized nature of this mineralization, these results far exceed expectations. Work is ongoing to improve upon these results.

NEWS RELEASE                                                    DECEMBER 1, 2005
IMA EXPLORATION INC.                                                      PAGE 3
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   TABLE 1: HEAD GRADES OF COMPOSITE SAMPLES USED FOR METALLURGICAL TESTWORK.
--------------------------------------------------------------------------------
SAMPLE        DEPOSIT           DRILLHOLE(S)              SILVER         LEAD
                                                          (G/T)          (%)
--------------------------------------------------------------------------------
NVGH-5b/6b    Galena Hill         NV04-56, 57               76           3.1
NVGH-6a                           NV04-57                  143           4.86
NVGH-6b                           NV04-57                  107           3.60
NVGH-7a                           NV04-42                  466           3.9
NVGH-7b                           NV04-42                  297           3.7
NVGH-12                           NV05-175                 264           8.0
NVGH-13                           NV05-197                 300           4.9
NVGH-14                           NV05-197                  82           1.3
NVGH-15                           NV05-197                 340           0.4
--------------------------------------------------------------------------------
NVNH-8a       Navidad Hill        NV04-100, 116            435           3.5
NVNH-8b                           NV04-100, 116            389           3.2
NVNH-9a                           NV04-54, 109             265           0.3
--------------------------------------------------------------------------------
NVCH-10a      Calcite Hill        NV04-88                   72           8.5
NVCH-11a                          NV04-88                  320           0.3
--------------------------------------------------------------------------------
Notes:
1. Samples with "a" and "b" suffix were composited from alternating intervals from the same drill holes
2. Grades listed here are as measured by G&T after sample preparation and homogenization.


                TABLE 2: CALCITE HILL LOCKED CYCLE TEST RESULTS.
--------------------------------------------------------------------------------
                                         ASSAY                  DISTRIBUTION (%)
                    MASS          -------------------          -----------------
PRODUCT            PERCENT        PB (%)      AG (G/T)         PB            AG
--------------     -------        -------------------          -----------------
COMPOSITE 10A

Flotation Feed      100            9.34            88          100           100
CONCENTRATE          10.7         80.4            709           92            86
Cleaner Tail          2.0          2.88           102            1             2
Rougher Tail         87.2          0.77            12            7            12
--------------------------------------------------------------------------------
COMPOSITE 11A

Flotation Feed      100            0.38           310          100           100
CONCENTRATE           2.6          6.75        10,500           46            88
Cleaner Tail          2.8          0.46           248            3             2
Rougher Tail         94.6          0.21            31           51            10
--------------------------------------------------------------------------------
Note:
Feed grades are calculated from assays of test exit products and may differ slightly from head grades as shown in Table 1.

NEWS RELEASE                                                    DECEMBER 1, 2005
IMA EXPLORATION INC.                                                      PAGE 4
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                 TABLE 3: GALENA HILL LOCKED CYCLE TEST RESULTS.
--------------------------------------------------------------------------------
                                           ASSAY                DISTRIBUTION (%)
                      MASS          -------------------        -----------------
PRODUCT              PERCENT        PB (%)      AG (G/T)       PB            AG
--------------       -------        -------------------        -----------------

COMPOSITE 5B/6B

Flotation Feed        100            3.30            83        100           100
LEAD CONCENTRATE        3.6         75.3            386         81            17
PYRITE CONCENTRATE      2.8          6.51         1,083          6            37
Pyrite Cleaner Tail    14.2          1.70            98          7            17
Pyrite Rougher Tail    79.4          0.23            31          6            30
--------------------------------------------------------------------------------
COMPOSITE 7B

Flotation Feed        100            3.56           278        100           100
LEAD CONCENTRATE        4.2         62.0            968         74            15
PYRITE CONCENTRATE      3.6          9.59         3,546         10            46
Pyrite Cleaner Tail    10.2          3.01           439          9            16
Pyrite Rougher Tail    81.9          0.35            79          8            23
--------------------------------------------------------------------------------
COMPOSITE 12

Flotation Feed        100            8.02           263        100           100
LEAD CONCENTRATE       10.2         66.2            634         84            25
PYRITE CONCENTRATE     10.0          7.45         1,494          9            57
Pyrite Cleaner Tail     4.1          4.00           214          2             3
Pyrite Rougher Tail    75.7          0.48            53          4            15
--------------------------------------------------------------------------------
Note: Feed grades are calculated from assays of test exit products and may differ slightly from head grades as shown in Table 1.

            FIGURE 1: SILVER RECOVERY IN LEAD AND PYRITE CONCENTRATES
                        PRODUCED IN OPEN CIRCUIT TESTS.

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

    Bar Graph showing silver recovery percent, Pyrite Con and Lead/Bulk Con

To view graph please visit the company website:  www.imaexploration.com

NEWS RELEASE                                                    DECEMBER 1, 2005
IMA EXPLORATION INC.                                                      PAGE 5
--------------------------------------------------------------------------------











           FIGURE 2: LEAD RECOVERY AND GRADE FROM OPEN CIRCUIT TESTS.
                       [GRAPHIC OMITTED][GRAPHIC OMITTED]


       Graph showing Lead recovery (%) versus Lead Concentrate Grade (%)

To view graph please visit the company website:  www.imaexploration.com


  Note: Comp 15 is an example of high silver to lead ratio material from Galena Hill and contained only 0.4% lead. Therefore the concentrate grades and recoveries of lead should not be taken as representative of the majority of the lead-bearing portion of the deposit.


                TABLE 4: NAVIDAD HILL LOCKED CYCLE TEST RESULTS.
--------------------------------------------------------------------------------
                                           ASSAY                DISTRIBUTION (%)
                      MASS          -------------------        -----------------
PRODUCT              PERCENT        PB (%)      AG (G/T)       PB            AG
--------------       -------        -------------------        -----------------

COMPOSITE 8B

Flotation Feed        100            2.89           395        100           100
CONCENTRATE             2.4         44.7         10,449         37            64
Cleaner Tail            5.0          5.70           526         10             7
Rougher Tail           92.5          1.65           124         53            29
--------------------------------------------------------------------------------
COMPOSITE 9A

Flotation Feed        100            0.24           282        100           100
CONCENTRATE             2.0          2.12        12,246         17            85
Cleaner Tail            8.0          0.37            77         12             2
Rougher Tail           90.1          0.19            41         71            13
--------------------------------------------------------------------------------

Note: Feed grades are calculated from assays of test exit products and may differ slightly from head grades as shown in Table 1.

NEWS RELEASE                                                    DECEMBER 1, 2005
IMA EXPLORATION INC.                                                      PAGE 6
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ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President, Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email INFO@IMAEXPLORATION.COM, or visit the Company's web site at HTTP://WWW.IMAEXPLORATION.COM.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2005 NUMBER 25